

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2013

Via E-mail
Ronald P. Erickson
President and Chief Executive Officer
Visualant, Incorporated
500 Union Street, Suite 420
Seattle, WA 98101

> **Re:** **Visualant, Incorporated**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 16, 2013**
> **File No. 333-189788**

Dear Mr. Erickson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Company and our Business, page 5

1. Please provide us objective support for the claim of leadership that you added in this section and on page 19, including your claim to be a "leading distributor" and to have "top" support in the industry. Also, with a view toward clarified disclosure, please tell us when you received the "top awards," who issued the awards, your relationship to the issuer of the awards, what the criteria were to determine the recipient of the awards, whether others also received the awards, and whether you provided any consideration to apply for or receive the awards.

Risk Factors, page 6

2. We note your response to prior comment 6; however, it appears you have removed the heading for the risk factor referenced in your response. Please revise.

3.   We note your response to prior comment 7. Where your discuss the risks associated with your need for financing in this prospectus, please clarify if true that your CFO also has an agreement to serve as full-time CFO of WestMountain Gold and spends a substantial amount of his time as CFO for several other companies. We note for example Exhibit 10.1 to WestMountain's Form 8-K filed on April 19, 2011 and the statement in Sonora Resources' most recent Form 10-K that your CFO devotes approximately 40% of his working time on providing services to it.

4.   We note the disclosure added on page 39 in response to prior comment 50. Please add a risk factor to disclose your failure to pay Sumitomo the full amount when it was due under the agreement. Discuss the material effects on your business.

We are subject to corporate governance and internal control requirements, page 10

5.   Please tell us how the control weakness mentioned in this risk factor caused the failure to comply with Rule 14a-21 as mentioned in your response to prior comment 44. If the failure was not a result of the identified weakness, please tell us whether you have identified additional control weaknesses that you should describe in this risk factor. Also (1) tell us how you intend to address the weaknesses, and (2) confirm that you will in the future comply with both Rule 14a-21(a) and Rule 14a-21(b) and provide the resulting disclosure required by Item 5.07 of Form 8-K.

Selling Security Holders, page 12

6.   Refer to the last sentence of your response to prior comment 10. Please confirm that you will withdraw your registration statement on Form S-1, file number 333-190685, before you seek acceleration of the effective date of this registration statement, file number 333-189788.

7.   Your response to prior comment 14 that you calculated percentage ownership assuming the exercise of all warrants and stock options is inconsistent with Regulation S-K Item 403 and Rule 13d-3(d)(1). Any shares not outstanding but which are deemed beneficially owned by a stockholder pursuant to Rule 13d-3 shall be deemed outstanding for the purpose of computing the percentage of outstanding securities of the class owned by that stockholder but shall not be deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person. Please revise your disclosure accordingly here and on page 38.

8.   We note your response to prior comments 16 and 17. Please replace the term "securities" in the column headings of your table with "common stock" to clarify, if true, that you are referring to your common stock. Also, please include a column that shows the total amount of your common stock that each selling shareholder beneficially owned before this offering, not merely before the "private placement memorandum." For stockholders

Ronald P. Ericson
Visualant, Incorporated
September 30, 2013
Page 3

that appear in both this table and in the tables on page 38, the common stock beneficial ownership numbers disclosed in both tables should be identical.

9. We note your response to prior comment 13 and your disclosure in the fifth paragraph that you have included broker-dealers in the table. Unless you clearly disclose which selling stockholders are broker-dealers and disclose, if true, that each such broker-dealer received the offered securities as compensation for underwriting activities, the broker-dealer must be identified as an underwriter in this prospectus. A broker-dealer who is a selling stockholder must be identified as an underwriter if the broker-dealer did not receive the offered securities as compensation for underwriting activities, regardless of whether the broker-dealer purchased the offered shares in the ordinary course of business or had agreements or understandings to distribute the securities. Each selling stockholder that is an affiliate of a broker-dealer also must be identified as an underwriter unless you disclose, if true, that the selling stockholder purchased the offered shares in the ordinary course of business and, at the time of the purchase of the securities to be resold, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Please revise your disclosure accordingly.

10. Please disclose the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the shares offered by GVC Partners LLC.

Plan of Distribution, page 14

11. Please substantially expand your response to prior comment 18 to clarify how each relevant factor affects your conclusion regarding whether this offering is actually on behalf of the issuer. In your response, address the total number of common shares registered for sale as a percentage of your outstanding common shares held by non-affiliates. Also, address clearly how the following affect your conclusions: (1) the participation in this offering of your affiliates as well as broker-dealers and affiliates of broker-dealers, and (2) how long the selling shareholders held the shares between the time that the shares were authorized and sold and the time they were registered for sale on this registration statement.

Business, page 17

12. Please expand your revisions in response to prior comment 21 to clarify what constitutes "Visualant related assets." Also clarify whether Javelin's failure to source any business exempts you from your obligation to pay the ten percent fee in the future should you receive any revenue in connection with this agreement.

13. We note your disclosure added in response to prior comment 23 regarding no requirement for FDA or other government approval. Given the medical applications that you suggest in your prospectus and mention on your web site, please tell us how you reached your conclusions regarding FDA approval.

Our Joint Development Agreement . . ., page 17

14.   Please revise your disclosure added in response to prior comment 24 to clarify what you mean by your statement that a marketing study will define version 7, and why this definition is necessary before you or Sumitomo can sell the product.

Purchase Agreement . . ., page 21

15.   We are unable to provide you any comfort regarding the accuracy of your analyses or conclusions that you provide in response to our comments, including in response to prior comment 29. We remind you of the acknowledgements that must accompany any request for acceleration of the effective date of this registration statement as indicated at the end of this letter.

Summary of Recent Business Operations for the Nine Months Ended June 30, 2013, page 26

16.   Please apply prior comment 36 to the disclosure you added in this section. Quantify separately the amount of general and administrative expenses for business development and investor relations. Also, explain the nature of each of those expenditures during this period.

Summary of Recent Business Operations for the Year Ended September 30, 2012, page 26

17.   Your discussion of the components to your selling, general and administrative expenses appears to omit significant portions of those expenses because the sum of those components does not equal the total. Please provide a materially complete discussion.

Summary of Financings, page 28

18.   Refer to your disclosure added in response to prior comment 40. Please disclose the amount currently available to you under the BFI Finance credit facility. Also disclose any material restrictions on your access to those funds, any material restrictions on your operations under the credit agreement, and when the credit facility terminates. Also, tell us in your response which exhibit to this registration statement contains the provisions that you disclose.

Executive Compensation, page 34

19.   Please update your compensation disclosure to include information for the fiscal year ended September 30, 2013.

Remuneration of Executive Officers, page 34

20.   Please clarify how you calculated Mr. Sparks' compensation in the table on page 35 in light of your revised disclosure in footnote 6. Cite in your response the specific provisions in Regulation S-K Item 402 on which you rely.

21.   We note your response to prior comment 46. However, the footnotes to both your Summary Compensation Table and your Director Compensation Table continue to refer to "the dollar amount recognized for financial statement reporting purposes" rather than the grant date fair value as required by Regulation S-K Item 402. Please revise your disclosure in the tables regarding stock *and* option awards accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 37

22.   Please provide us your analysis of how the exclusions from beneficial ownership that you mention in the footnotes to the tables on page 38 are consistent with the requirements of Rule 13d-3. See Instruction 2 to Regulation S-K Item 403.

Certain Relationships and Related Party Transactions, page 38

23.   Refer to the last sentence of prior comment 57. Given the parties that signed exhibits 10.38 and 10.42, please describe those transactions in this section or provide us your analysis of why you believe the disclosure is not required in this section.

Item 15. Recent Sales of Unregistered Securities, page 45

24.   We note your response to prior comment 54 and your added disclosure that you believe that all of the disclosed transactions were exempt from registration based on Regulation D. Please provide us a table that identifies when you filed the Form D for each transaction mentioned in this section.

Exhibits

25.   Exhibit 10.24 appears to be missing attachment A and exhibit 10.33 is missing exhibits and schedules. Please file complete exhibits as noted in prior comment 56.

Exhibit 23.2 Consent of Independent Accountants

26.   We note the Consent for Madsen & Associates CPA's, Inc. is incorrectly dated November 13, 2013. Prior to requesting effectiveness on the registration statement, please amend the filing to include a currently and correctly dated consent.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at (202) 551-3618 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): James F. Biagi, Jr.